Exhibit 20

                         SHAREHOLDERS CORRESPONDENCE
                      CHORUS COMMUNICATIONS GROUP, LTD.

September 15, 2000


Dear Shareholder,

I am departing from our normal quarterly report format to focus on what is happening at this time and place in our Company's history. First our second quarter results. Revenues are only off 1% for the six months ending June 30, 2000. However, net income is down 55.7% for the same period. The primary reasons for this performance are not different from what I have stated in the past. We are making significant investment in the future of Chorus and it will take time before this investment provides a meaningful return.

I have discussed our investment in the Madison and Winona CLEC efforts previously but I have not addressed Chorus Networks system sales and service efforts. Although not readily apparent, investment is occurring in this area which should contribute to future revenues. We have recognized the changing communications needs of today's business community and are restructuring our product offering to more closely reflect the increasing role data will play in each and every business. This effort requires us to build the infrastructure and create the knowledge base, both internally and externally, before we can expect the investment to reflect a positive impact on our financial performance.

The direction we are headed can certainly be challenged, but look around.
How many more companies are involved with the Internet today than were just a few months ago? The market is dramatically changing and prospective customers are taking time to develop their full communications strategies
before making any large investment decisions.   They are looking for
companies that can provide an end-to-end service solution. We are preparing to be that company.

The Board has taken these factors into consideration in determining the dividend level for this quarter. Based on the information before them they have decided to leave the dividend at its current level, $.16 per share for the quarter.

As always, if there are any questions you would like me to respond to directly, you can call me at (608) 826-4200.

Thank you for your interest.


/s/Dean W. Voeks

Dean W. Voeks

Condensed Consolidated Statement of Income
(Unaudited) Dollars in thousands, except per
share data
                                                        Six Months
                                                      Ended June 30,
                                                      2000         1999
REVENUE & SALES                                 $    22,959   $   23,203
Costs of services & sales                             8,562        8,927
Selling, general & administrative                     8,464        7,467
Depreciation & amortization                           3,340        2,900

OPERATING INCOME                                      2,593        3,909
Interest expense                                     -1,125         -858
Other income, net                                       109          381

INCOME BEFORE INCOME TAXES                            1,577        3,432
Income taxes                                            653        1,344

NET INCOME                                      $       924   $    2,088

BASIC & DILUTED EARNINGS PER SHARE              $      0.17   $     0.39

Condensed Consolidated Balance Sheets
(Unaudited) Dollars in thousands

                                                   June 30,      Dec 31,
                                                    2000          1999
ASSETS
Current Assets                                  $   12,852    $   15,511
Property, plant & equipment, net                    51,444        47,221
Investments & other assets                          10,262        10,223

TOTAL ASSETS                                    $   74,558    $   72,955

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities                             $   14,925    $   11,785
Long-term debt                                      23,521        24,217
Deferred credits & other                             5,631         5,634
Minority Interest                                      361           377
Shareholders' equity                                30,120        30,942

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        $   74,558    $   72,955